AB 4/6/06*

06007842

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21009

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **CitiStreet Equities LLC.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Atrium Drive
(No. and Street)

Somerset (City) NJ (State) 08873 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Roselli 732-514-2079
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 20 2006
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 31 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, Frank Roselli, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to CitiStreet Equities LLC for the year ended December 31, 2005, are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

F. Roselli — 3/30/2006

Signature — Date

Assistant Treasurer and Financial Operations Principal

Title

Subscribed and sworn to before me on this 30th day of March, 2006

Mary Ann Meade

Notary Public

MARY ANN MEADE
A Notary Public Of New Jersey
My Commission Expires 04/11/2006

CITISTREET EQUITIES LLC
(SEC. I.D. No. 8-21009)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2005 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. as a Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
CitiStreet Equities LLC:

We have audited the accompanying statement of financial condition of CitiStreet Equities LLC (the "Company") as of December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of CitiStreet Equities LLC as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 30, 2006

CITISTREET EQUITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 755,000
Receivable from Parent	18,519,620
Other assets	588,967
TOTAL ASSETS	$ 19,863,587

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES:	
Commissions payable	323,082
Accrued expenses and other liabilities	23,000
Total liabilities	346,082
MEMBER'S CAPITAL	19,517,505
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 19,863,587

See notes to statement of financial condition.

1. ORGANIZATION

CitiStreet Equities LLC (the "Company") is a wholly owned subsidiary of CitiStreet Associates LLC ("Associates"), which in turn is an indirect wholly owned subsidiary of MetLife Inc. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the 1934 Act") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

Effective September 1, 2005, Associates was acquired by MetLife Inc. from CitiStreet LLC which is a joint venture owned equally by affiliates of Citigroup Inc. and State Street Corp. The acquisition was accounted for using the purchase method. The excess of the purchase price of Associates over the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition was substantially assigned to customer-related intangible assets. Based on MetLife Inc.'s primary reason for the acquisition of Associates, including expectations relating to synergies and other financial measurements, and its intention to sell or transfer the assets of the Company, there was no allocation of purchase price to the Company.

The Company offers and sells variable annuity contracts and mutual funds to retirement plans marketed by Associates and sells mutual funds to individual participants of such retirement plans.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Presentation - The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates in the Preparation of Financial Statements - The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition.***Cash and Cash Equivalents*** - Cash and cash equivalents consist of cash and $750,000 in the BlackRock Liquidity Funds Temp Fund (money market account).

Income Taxes—For federal income tax purposes, the Company is deemed to be a single-member disregarded entity. Accordingly, the Company's earnings are taxable to the investor, and therefore no federal tax provision has been made in these financial statements.

Fair Value of Financial Instruments—SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires the Company to report the fair value of financial instruments, as defined. Substantially all of the Company's financial assets and liabilities are carried at fair value or amounts that approximate fair value.

3. RELATED PARTY TRANSACTIONS

The Company has entered into selling arrangements with The Travelers Insurance Company to represent them, on a nonexclusive basis, in the solicitation of applications for the purchase by eligible persons of variable retirement annuity contracts and other equity financial service products.

The Company has an agreement with Associates under which Associates provides the Company with management, marketing, and administrative facilities and services. As part of this agreement, Associates acts as the Company's paying agent for payment of the Company's expenses and earned commissions that have become payable to the Company's sales personnel.

In addition, the Company sells without recourse, assigns, and transfers to Associates on an ongoing basis interest in all of its accounts receivable. These sales assignments and transfers occur at the Company's book value.

4. REGULATORY REQUIREMENTS

As a broker-dealer, the Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the 1934 Act which requires the maintenance of minimum net capital in accordance with a formula set forth therein. The Company is require to maintain net capital, as defined, of the greater of $25,000 or 6-2/3% of aggregate indebtedness, as defined. The rule also requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. As of December 31, 2005, the Company had net capital of $408,880, which was $383,880 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 0.85 to 1 as of December 31, 2005.

In accordance with SEC rules, the Company is exempt from the provisions of Rule 15c3-3 (which applies to the reserves and custody of securities) under the provisions of paragraph (k)(2)(i) thereof and from Rule 17a-13 (which applies to quarterly securities counts) under the provisions of paragraph (a) thereof.

5. COMMITMENTS AND CONTINGENCIES

The Company is a defendant in a number of litigation matters. In some of the matters, very large and/or indeterminate amounts are sought. Modern pleading practice in the United States permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with the actual experience of the Company and its affiliates in litigating or resolving through settlement numerous claims over an extended period of time, demonstrate to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value. Thus the specific monetary relief sought is not noted.

Due to the vagaries of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time may normally be inherently impossible to ascertain with any degree of certainty. Inherent uncertainties can include how fact finders will view individually and in their totality documentary evidence, the credibility and effectiveness of witnesses' testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

On a monthly basis, the Company reviews relevant information with respect to liabilities for litigation and contingencies to be reflected in the Company's statement of financial condition. The review includes senior legal and financial personnel of the Company and MetLife, Inc. Unless stated below, estimates of possible additional losses or ranges of loss for particular matters cannot in the ordinary course be made with a reasonable degree of certainty. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. It is possible that some of the matters could require the Company to pay damages or make other expenditures or establish accruals in amounts that could not be estimated as of December 31, 2005.

It is not feasible to predict or determine the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect.

6. SUBSEQUENT EVENT

In order to integrate the business conducted by the Company with other MetLife affiliates, effective January 1, 2006, the security licenses of most of the Company's licensed representatives and their managers were terminated from the Company and concurrently activated on affiliated registered broker-dealers. Consequently, the operations of the Company were substantially reduced after January 1, 2006. MetLife management intends to provide the necessary financial support to continue to operate the Company until such time that it adopts a plan of liquidation or sale of the Company.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

March 30, 2006

CitiStreet Equities LLC
400 Atrium drive
Somerset, NJ 08873

Dear Sir or Madam

In planning and performing our audit of the financial statements of CitiStreet Equities LLC (the "Company") for the year ended December 31, 2005 (on which we issued our report dated March 30, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls, and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error on fraud may occur and not be detected. Also, projection of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

During the year ended December 31, 2005, the Company was not in compliance with the Commission's financial responsibility rules with respect to its failure to record certain revenues relating to a bundled product arrangement, involving recordkeeping services and mutual fund products, marketed by the Company's parent, which resulted in a material misstatement of the Company's financial statements during the year. Such revenues are offset by an allocation of expenses from the parent resulting in a non-allowable receivable from the parent, thereby having no effect on the net capital of the Company. As of December 31, 2005, the Company has reflected such revenues and related expenses in its annual 17a-5 audited financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the conditions described in the preceding paragraph, which we consider to be a material inadequacy, as defined above, the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Security Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP